UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
KB FINANCIAL GROUP INC.
(Name of Issuer)
Common Stock
American Depository Shares (each representing
one share of Common Stock)
(Title of Class of Securities)
48241A105
(CUSIP Number)
October 16, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No.	48241A105	13G	Page	2	of	7 Pages

1	NAME OF REPORTING PERSONS
	ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	Not Applicable (a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,005,097

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,332,297 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,332,297 [1]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.93%[2]

12	TYPE OF REPORTING PERSON

	HC
1 This amount represents 18,272,557 shares of Common Stock and 59,740 American Depository Shares, each representing one share of Common Stock. All 59,740 of these American Depository Shares and 143,742 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 Based on 308,921,422 shares of Common Stock, par value ~~W~~5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2008 as reported in KB Financial Group Inc.’s Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on June 15, 2009.

CUSIP No.	48241A105	13G	Page	3	of	7 Pages

1	NAME OF REPORTING PERSONS ING Bank N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	Not Applicable (a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,002,537

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		18,002,537

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,002,537

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.83%[2]

12	TYPE OF REPORTING PERSON

	CO

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE
EX-99.A

CUSIP No.	48241A105	13G	Page	4	of	7 Pages
Item 1(a). Name of Issuer:
KB Financial Group Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
Item 2(a). Name of Person Filing:
ING Groep N.V.
ING Bank N.V.
Item 2(b). Address of Principal Business Office or, if None, Residence:
ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands
ING Bank N.V.
Bijlmerplein 888
1102 MG Amsterdam-Zuidoost
Postbus 1800
1000 BV Amsterdam
The Netherlands
Item 2(c). Citizenship:
See item 4 on Page 2
See item 4 on Page 3
Item 2(d). Title of Class of Securities:
Common Stock
American Depository Shares each representing one share of Common Stock
Item 2(e). CUSIP Number:
48241A105
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(Not Applicable)

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

CUSIP No.	48241A105	13G	Page	5	of	7 Pages

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
Item 4. Ownership.
(a)	ING Groep N.V. may be deemed to be the beneficial owner of 18,272,557 shares of Common Stock and 59,740 American Depository Shares, each representing one share of Common Stock, held by its indirect and direct wholly owned subsidiaries. Of these, all 59,740 American Depository Shares and 143,742 of the shares of Common Stock are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Bank N.V., a direct wholly owned subsidiary of ING Groep N.V. may be deemed the beneficial owner of 18,002,537 of the shares of Common Stock.

(b)	ING Groep N.V. may be deemed to be the beneficial owner of 5.93% of the outstanding Common Stock, and ING Bank N.V. may be deemed to be the beneficial owner of 5.83% of the outstanding Common Stock. Such percentages are based on 308,921,422 shares of Common Stock, par value ~~W~~5,000 per share, of KB Financial Group Inc. issued and outstanding as of December 31, 2008, as reported in KB Financial Group Inc.’s Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on June 15, 2009.

(c)	Each of ING Groep N.V. and ING Bank N.V. have the shared power to vote and direct the disposition of the 18,002,537 shares of Common Stock held by ING Bank N.V.

In addition, ING Groep N.V. has the shared power to direct the disposition of (i) the 59,740 American Depository Shares held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios and (ii) 270,020 shares of Common Stock, 143,742 of which are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. ING Groep N.V. has the shared right to vote an additional 2,560 shares of Common Stock held by another indirect wholly owned subsidiary.
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

CUSIP No.	48241A105	13G	Page	6	of	7 Pages
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	48241A105	13G	Page	7	of	7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 10, 2009 (Date)

ING GROEP N.V.

By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic

(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Compliance Officer (Name/Title)

/s/ Rob M. Fischmann

(Signature)

Rob M. Fischmann
Manager Compliance Netherlands (Name/Title)

ING BANK N.V.

By:	/s/ Just A.M. Emke-Petrelluzzi Bojanic

(Signature)

J.A.M. Emke-Petrelluzzi Bojanic
Compliance Officer (Name/Title)

/s/ Rob M. Fischmann

(Signature)

Rob M. Fischmann
Manager Compliance Netherlands (Name/Title)